Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601

October 7, 2011

VIA EDGAR AND MESSENGER

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	Groupon, Inc.
Registration Statement on Form S-1 Filed on June 2, 2011
Amendment No. 1 Filed on July 14, 2011
Amendment No. 2 Filed on August 10, 2011
Amendment No. 3 Filed on September 23, 2011
Amendment No. 4 Filed on October 7, 2011
File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), enclosed for your review is Amendment No. 4 to the Company's Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on June 2, 2011, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2011, as amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 10, 2011, and as amended by Amendment No. 3 to the Registration Statement, filed with the Commission on September 23, 2011. An electronic version of Amendment No. 4 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of Amendment No. 4 has been marked to reflect changes made to Amendment No. 3.

        Set forth below are the responses of the Company to the Staff's comments contained in the Staff's letter to the Company, dated October 3, 2011, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized type herein.

General

Comment No. 1

        You discuss gross billings throughout the prospectus, including the Prospectus Summary, Summary Consolidated Financial and Other Data, Risk Factors, MD&A and Business sections. Please revise the disclosure throughout your prospectus to explain in detail why you believe gross billings is a key operating metric that is an important indicator of your growth and business performance as you state on page 48. Specifically explain how an investor should evaluate this disclosure. In addition, make clear to the reader that it is not equivalent to revenues or any other financial metric that is presented in your financial statements.

Response:

        In response to the Staff's comment, the Company has revised the disclosure on pages 1, 2, 49 and 76 of the Registration Statement.

Risk Factors, page 11

In making your investment decision, you should not rely on a memorandum sent by our Chief Executive Officer..., page 29

Comment No. 2

        So that investors may understand the full context of Mr. Mason's email, please include an unedited copy of the August 25, 2011 email as Appendix A.

Response:

        The Company has revised Appendix A to include the full text of Mr. Mason's email. Please note that in the first paragraph of the email, an expletive has been modified in a manner that still allows the reader to ascertain the original text.

Letter from Andrew D. Mason, page 33

We don't measure ourselves in conventional ways, page 34

Comment No. 3

        We note your response to comment two from our letter dated August 19, 2011. In particular we note your statement that the company anticipates it will reach the conclusion that the resources presently being devoted to such online marketing initiatives are not yielding sufficiently attractive investment returns due to a variety of factors such as changes in subscriber economics, market saturation, or other cost effective marketing initiatives like word of mouth. We also note you do not anticipate the significant decrease of such online marketing initiatives (currently $345.1 million for the first half of 2011) to adversely affect your ongoing business with existing customers or subscribers because such expenses are not designed to drive these transactions. Please revise your Management's Discussion and Analysis section in the appropriate places such as the discussion under "Subscriber acquisition costs" on page 50 to incorporate these expected trends.

Response:

        In response to the Staff's comment, the Company has revised the disclosure on page 51 of the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Comment No. 4

        Please note that in addition to a discussion of your consolidated operating results, it appears that your MD&A should also provide a separate discussion of revenues, profitability and cash needs by segments. In this regard, we refer you to section 501.06.a of the Financial Reporting Codifications. Please revise or advise.

Response:

        In response to the Staff's comment, the Company has revised the disclosure on pages 54, 55, 56, 57, 58, 59 and 60 of the Registration Statement. The Company advises the Staff that it commenced its international operations in May 2010 and thereafter began reporting on a segment basis. As a result, no financial information at a segment level is available or meaningful prior to such date.

Results of Operations, page 53

Comment No. 5

        We believe that the current presentation of gross billings on pages 53 and 56 gives this metric undue prominence. Instead, we believe your discussion should focus on your revenues. In this regard, we refer you to your disclosure on page 48 where you specifically state the amount that you retain—rather than bill or collect—from the sale of Groupons is the key measure of the value you create. If you retain the gross billings metric, please also present revenues and net loss with equal prominence to ensure a balanced discussion.

Response:

        In response to the Staff's comment, the Company has provided a more limited discussion of gross billings on pages 54 and 57 of the Registration Statement to reduce its prominence.

Critical Accounting Policies and Estimates, page 67

Acquisitions and the Recoverability of Goodwill and Long-lived Intangible Assets, page 68

Comment No. 6

        We note your response to comment ten from our letter dated August 19, 2011. Please clarify to state if the component levels consist of EMEA, APAC and LATAM or each of the different countries within the International segment.

Response:

        The Company advises the Staff that the component levels, or one level below the International segment, consist of EMEA, APAC and LATAM. EMEA includes Europe, the Middle East and Africa, APAC includes Asia, Australia and New Zealand, and LATAM includes Latin America, South America and Mexico.

Comment No. 7

        Per an interview of Mr. Mason by the Wall Street Journal published on September 23, 2011, following the departure of Ms. Georgiadis, we note that he was quoted to have said that the company will "reorganize in a way that reflects our evolving strategic priorities." He also said sales, channels, international and marketing will now report to him. It appears that the reorganization enables and requires Mr. Mason as CODM and International Segment Manager, to regularly review discrete financial information below the International operating segment level. Tell us whether each component of the reportable International segment may be deemed an operating segment.

Response:

        The Company advises the Staff that the departure of Ms. Georgiadis, as well as Mr. Mason's comment on the Company's reorganization efforts, did not impact the Company's conclusion on its reportable and operating segments, which are North America and International. The Company intends to appoint an employee to replace Ms. Georgiadis in overseeing international operations and such employee will be deemed the International operating segment manager. Mr. Mason's statement regarding sales, channels and marketing was in reference to the respective North American functions and was not meant to include those similar functions within the International segment. Sales, channels and marketing within the International segment will continue to report to the International operating segment manager. Thus, Mr. Mason as CODM will not be required to review discrete financial information below the International operating segment level due to the reorganization. Accordingly, the components within the International operating segment (EMEA, APAC and LATAM) for which discrete financial information is available and reviewed remain unchanged.

Business, page 75

Subscriber Economics, page 80

Comment No. 8

        We note your response to comment 12 from our letter dated August 19, 2011 and your disclosure on page 81 that revenue across each of the cities increased in a manner consistent with increased gross billings. Please provide more detail and analysis regarding the increases in revenue, such as discussing whether increases in revenues for the North American cities were different or similar to increases in the international cities or whether some cities achieved greater or lesser increases.

Response:

        In response to the Staff's comment, the Company has revised the disclosure on page 82 of the Registration Statement.

Description of Capital Stock, page 132

Class A and Class B Common Stock, page 133

Conversion, page 134

Comment No. 9

        We note that the Class A and Class B common stock will automatically convert into a single class of common stock five years after the completion of this offering. Please explain the reasons and the effect of this provision. For example, disclose how this will impact the voting control and other rights that the Class B common shareholders have over the company. Also disclose whether and how this provision could be amended. Highlight this automatic conversion elsewhere, such as the Prospectus Summary and Principal and Selling Stockholders sections of the prospectus.

Response:

        The Company advises the Staff that the automatic conversion of its Class A and Class B common stock into a single class of common stock five years after the completion of the offering will be provided for in the Company's amended and restated certificate of incorporation pursuant to the Company's contractual obligation to certain of its existing stockholders. This provision of the amended and restated certificate of incorporation will be subject to amendment by a majority of the outstanding shares of the Class A common stock and the Class B common stock, each voting as a separate class. Following the conversion, each share of common stock will have one vote per share and the rights of the holders of all

4

outstanding shares of common stock will be identical. Accordingly, the effect of this provision will be to eliminate the Company's "dual class" voting structure and significantly reduce the voting power of the holders of the Class B common stock. The Company undertakes to file the amended and restated certificate of incorporation as an exhibit to the Registration Statement prior to requesting effectiveness of the Registration Statement.

        In response to the Staff's comment, the Company has revised the disclosure on pages 6, 31, 33, 131 and 136 of the Registration Statement.

Choice of Forum, page 138

Comment No. 10

        Please explain to us, and revise as applicable to address, the enforceability of the choice of forum provisions in your certificate of incorporation.

Response:

        The Company believes that the exclusive forum provision of its amended and restated certificate of incorporation is enforceable under Delaware law and does not believe additional disclosure is necessary in the Registration Statement.

        In In re Revlon Inc. Shareholders Litig., Delaware Vice Chancellor Laster stated that "if boards of directors and stockholders believe that a particular forum would provide an efficient and value-promoting locus for dispute resolution, then corporations are free to respond with charter provisions selecting an exclusive forum for intra-entity disputes."1 Following this pronouncement, numerous Delaware corporations have adopted exclusive forum provisions in the following three ways: (i) through board-approved bylaw amendments, (ii) in charter provisions effective upon a company's initial public offering and (iii) through stockholder-approved charter and bylaw amendments.

1
990 A.2d 940, 961 n.8 (Del. Ch. Mar. 16, 2010).

        In a case of first impression, the U.S. District Court for the Northern District of California refused to dismiss stockholder derivative claims against Oracle Corporation based on Oracle's board-approved bylaw provision designating Delaware as the exclusive forum for stockholder derivative litigation, citing federal common law.2 In a fact-driven decision, Judge Seeborg appears to have been influenced by (i) the adoption of the exclusive forum provision by the board of directors of Oracle who were defendants in the case after the majority of the wrongdoing had occurred, (ii) the board adopting the bylaw provision after certain plaintiffs had purchased their Oracle shares and (iii) the absence of stockholder approval. None of these factors is present in the Company's case.

2
Galvaviz v. Berg, 2011 U.S. Dist. LEXIS 1626 (N.D. Cal. Jan. 3, 2011).

        The Company's belief regarding the enforceability of its exclusive forum provision under Delaware law is based on several factors. First, under Delaware law, a company's charter and bylaws are binding on all stockholders, regardless of whether the stockholders actually voted on the provisions, and regardless of when the stockholders purchased their shares.3 Second, the Company's amended and restated charter provides that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the exclusive forum provision. Finally, there have been no challenges to exclusive forum provisions included in the charters of companies adopted upon an initial public offering and numerous companies have adopted exclusive forum provisions in this manner.4

3
See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234 (Del. 2008 ("Bylaws, by their nature, set down rules and procedures that bind a corporation's board and its shareholders."); Centaur Partners, IV v. National Intergroup, Inc., 582 A.2d 923, 928 (Del. 1990 ("Corporate charter sand by-laws are contracts among the shareholders of a corporation and the general rules of contract interpretation are held to apply").

Companies that have included exclusive forum provisions in their post-IPO charters include Booz Allen Hamilton Holding Corporation, CTPartners Executive Search, Inc., Demand Media, Inc., Envestnet, Inc., ExamWorks Group, Inc., Financial Engines, Inc., FXCM Inc., General Growth Properties, Inc., Gevo, Inc., GNC Holdings, Inc., Gordmans Stores, Inc., Inphi Corporation, LinkedIn Corporation, Meru Networks, Inc., Netsuite, Inc., Pandora Media, Inc. and Spirit Airlines, Inc.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Refunds, page F-11

Comment No. 11

        If true, please clarify in your policy disclosure that the company records an allowance at the time revenue is recognized rather than at the time of sale. Also, in the two instances in this policy note where you refer to amounts "recovered" from merchants, please change the word recovered to recoverable.

Response:

        The Company has revised the disclosure on pages 69 and F-11 of the Registration Statement to clarify that it records an allowance at the time revenue is recognized rather than at the time of sale. The Company also has changed the word "recovered" to "recoverable" on pages 69 and F-12 of the Registration Statement.

Revenue Recognition, page F-12

Comment No. 12

        Please revise your revenue recognition policy disclosure to be consistent with the representation made to us in your response to comment two appearing on page 11 of your letter dated September 23, 2011. Further, you should revise to specifically include language regarding your remaining obligations after issuance of the Groupon and explain why such items are not more than inconsequential or perfunctory resulting in revenue recognition upon the purchase and issuance of the Groupon.

Response:

        In response to the Staff's comment, the Company has revised the disclosure on pages 68, F-12, F-13, F-93 and F-108 of the Registration Statement.

Comment No. 13

        It is unclear in your policy disclosure why the criteria for revenue recognition are "generally" met when the number of customers who purchase the daily deal exceeds the predetermined threshold. Please disclose the exceptions to the general rule and advise us in detail.

Response:

        The Company has revised pages 68, F-12, F-93 and F-108 of the Registration Statement to delete the word "generally."

Consolidated Statements of Operations, page F-5

Cost of Revenue, page F-13

Comment No. 14

        We refer to your response to comment one from our additional comments raised during our call with you on September 21, 2011. We believe that costs of revenues should include the costs and expenses, both direct and indirect, incurred each reporting period to fulfill your obligations to the merchant, irrespective of whether such costs are separately tracked or identified as "overhead." It is not clear to us from your response or proposed disclosure whether your cost of revenue line item includes all such costs. For example, we note that Section 1.1 of your form Groupon Merchant Agreement requires the company to "promote the voucher per Section 1.2."

Further, Section 1.2 states that Groupon is "to offer, sell and distribute Vouchers, in accordance with this Agreement." We are unable to identify in your proposed cost of revenue disclosure the costs and expenses incurred to fulfill these obligations to the merchant. Please provide the amount of these costs and expenses for each period presented and explain to us why you do not consider these as part of cost of revenue.

Response:

        The Company evaluated its costs and expenses, both direct and indirect, incurred to fulfill its obligations to the merchant to determine which costs and expenses should be included in cost of revenue. In particular, the Company evaluated its selling, general and administrative expenses to determine whether any other direct or indirect costs should be presented as cost of revenue. The major categories of selling, general and administrative expense include the following:

• Payroll	• Depreciation and amortization
• Consulting and professional fees	• Systems maintenance and equipment
• Travel and entertainment	• Rent expense
• Depreciation and amortization	• Telephone
• Systems maintenance and equipment	• Office equipment and supplies
• Payroll	• Recruiting expense
• Consulting and professional fees	• Charitable contributions
• Travel and entertainment	• Other

        For additional clarification, summarized below is a discussion of the nature of certain of the Company's selling, general and administrative expenses.

Payroll

        Payroll includes employees in the following departments: corporate, sales, marketing, editorial, information technology, customer service and other administrative support functions. Corporate payroll costs include salaries of executives, accounting and finance, human resources, treasury and tax personnel. Sales payroll costs include sales employees' salaries, including commissions. Editorial costs include salaries of personnel who write the script for each daily deal as part of their many responsibilities. These personnel work with the sales force to determine how to present potential deals, including some deals that are never run on the website. Information technology (IT) employees develop, operate and maintain the Company's website. Technology expenditures, including IT payroll, are incurred primarily to operate and maintain the website and its underlying operational database. While expenditures for minor upgrades and enhancements, such as adding a link, have been made to drive additional traffic to the website, the core technology underlying the website has not significantly changed over time. Customer service primarily handles subscriber complaints and issues after the Groupons are sold.

Consulting and professional fees

        Consulting and professional fee includes primarily accounting, legal and IT consulting professional fees.

Systems maintenance and equipment

        Systems maintenance and equipment expenses include costs primarily related to software, hardware, network and server maintenance as well as website hosting. Technology expenditures, including system maintenance and equipment, are incurred primarily to operate and maintain the website and its underlying operational database.

Other

        The other selling, general and administrative costs include all categories not summarized in the listing above, such as costs related to meetings and events, utilities, insurance, postage and shipping and maintenance.

        Pursuant to the Staff's comment, the Company considered whether any additional costs were incurred to promote, offer, sell or distribute vouchers in accordance with the merchant agreement. The Company concluded that the only costs that could potentially be included in cost of revenue, and that are not already included, would be a portion of editorial and technology costs. The promoting and selling of the vouchers is performed through the distribution of the Company's deals directly through several platforms: a daily email, the Company's websites, its mobile applications and social networks. These platforms, however, are primarily used by the Company to drive traffic to its website and not for promoting, selling and distributing the vouchers. A breakdown of the appropriate editorial and technology costs in aggregate for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 is as follows:

Year Ended December 31,			Six Months Ended June 30,
2008	2009	2010	2010	2011
(in thousands)
$384	$584	$12,248	$2,382	$27,753

        Any allocation of these editorial and technology costs would be difficult and of limited benefit given that such costs are incurred primarily to drive traffic to the website. As a result, the Company determined disclosure of its policy election to classify these amounts in selling, general and administrative expenses is appropriate. The Company understands that the Staff has permitted companies to make a policy election on classification of certain costs provided there is prominent disclosure of the policy. Applicable guidance on policy elections on income statement presentation include SAB Topic 11B, ASC 605-45-50-2 on shipping and handling costs, and ASC 605-45-50-3 on taxes collected from customers. As noted in the Company's response below to Comment No. 16, the Company revised the Registration Statement to disclose its policy for classifying expenses as selling, general and administrative.

Goodwill and Other Intangible Assets, page F-19

Comment No. 15

        We note your response to comment 19 from our letter dated August 19, 2011. We note that you refer to an evaluation of goodwill impairment. Based on your response, it is unclear whether you performed an annual goodwill impairment test or just a qualitative evaluation. Please advise.

Response:

        The Company advises the Staff that a qualitative evaluation of goodwill was performed based in part on consideration of the guidance in ASC 350-20-35-29. The Company's decision to perform a qualitative analysis also was based on the relatively short time frame between the completion of the acquisitions in 2010 and the timing of its annual impairment testing date of October 1, 2010. There was an increase in valuation multiples as evidenced by the acquisition prices paid in late 2010 as compared to the earlier part of the year. Additionally, the organic growth in the North America and International segments also contributed to an increase in value of those segments without increasing goodwill. Based on these considerations, the Company concluded the fair value of the reporting units would clearly exceed the carrying value, including goodwill.

Other

Comment No. 16

        Please clearly disclose your policy for classifying expenses within the Selling, general and administrative line-item of your income statement.

Response:

        In response to the Staff's comment, the Company has revised the disclosure on page F-13 of the Registration Statement.

Additional Disclosure

        As noted in the Company's letter to the Staff dated September 16, 2011, prior to commencing any marketing of the offering, the Company intends to further revise the prospectus to provide additional detail with respect to the Company's performance during the quarter ended September 30, 2011. The Company proposes to add the following disclosure to page 4 of the prospectus, which it will revise to include financial information once it becomes available:

"Recent Developments

Our consolidated financial data for the quarter ended September 30, 2011 presented below are preliminary, based on our estimates and subject to completion of our financial closing procedures. These data have been prepared by and are the responsibility of management. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures, and does not express an opinion or any other form of assurance with respect to these data. This summary is not a comprehensive statement of our financial results for this period and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized.
The following are preliminary estimates of the financial metrics listed below for the quarter ended September 30, 2011:

•       Revenue is expected to be between $             million and $             million, an increase of        % at the midpoint of the range as compared to $81.8 million for the quarter ended September 30, 2010. The estimated $             million increase in revenue is primarily due to our international expansion in 2010 and entry into new markets in the U.S.

•       Marketing expense is expected to be between $             million and $             million, an increase of        % at the midpoint of the range as compared to $47.0 million for the quarter ended September 30, 2010. The estimated $             million increase in marketing expense is primarily due to our international expansion, which requires higher marketing costs to establish a strong initial subscriber base.

•       Loss from operations is expected to be between $            and $             million as compared to $56.0 million for the quarter ended September 30, 2010. The estimated $            million increase in loss from operations is primarily due to rapid expansion in our International segment during the period, which involved investing heavily in upfront marketing, sales and infrastructure.

•       Consolidated Segment Operating Income (CSOI) is expected to be between a $             million loss and a $             million loss, an improvement of        % at the midpoint of the range as compared to a $22.9 million loss for the quarter ended September 30, 2010. The estimated $            million increase in CSOI is primarily due to an increase in revenue and a decrease in marketing expense as a percentage of revenue.

• Gross billings are expected to be between $ million and $ million, an increase of % at the midpoint of the range as compared to $194.3 million for the quarter ended September 30, 2010.

We include CSOI in this prospectus for a number of reasons as described in "Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measures." Our use of CSOI has certain limitations because they do not reflect all items of income and expense that affect our operations; these and other limitations are described in "Summary Consolidated Financial Information and Other Data—Non-GAAP Financial Measures." We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We have provided a range for the preliminary results described above primarily because our financial closing procedures for the month and quarter ended September 30, 2011 are not yet complete and, as a result, we expect that our final results upon completion of our closing procedures will vary from our preliminary estimates within the ranges as described above. Among the components of our financial results as to which we are unable to determine specific amounts prior to the completion of our closing procedures are: (i) revenue, which we calculate based on net amounts we retain from the sale of Groupons after paying an agreed upon percentage of the purchase priced to the featured merchants, excluding any applicable taxes and net of estimated refunds; (ii) certain general operating expenses associated with accrued liabilities arising at the end of the period, which are estimated based on recent historical trends and internal reporting and forecasting; (iii) certain operating expenses associated with commitments and contingencies; and (iv) our income tax provision, which we estimate based on our current tax position as of September 30, 2011, and our forecasted pre-tax income (loss) for the period. We expect to complete our closing procedures with respect to the month and quarter ended September 30, 2011 in November 2011."

The Company hereby advises the Staff that the ranges for revenue and gross billings will equal approximately 5% of the midpoint amounts. The ranges for marketing expenses, loss from operations and CSOI will equal approximately $10 million.

By way of background, the Company performs monthly closing procedures that include the preparation and detailed review of its monthly consolidated financial statements and year-to-date monthly, quarterly and annual operating results, balance sheets and cash flows. Included in these procedures is an analysis of variances of key financial metrics versus the Company's current budget and prior period performance. In addition, a detailed reconciliation and analysis of each balance sheet account is performed.

With respect to the quarter ended September 30, 2011, the Company's closing procedures have been completed for the months ended July 31, 2011 and August 31, 2011, and the Company expects to complete its closing procedures and audit review for the quarter ended September 30, 2011 in November 2011. The Company believes that the processes and procedures completed to date provide a reasonable basis to determine the ranges of its preliminary financial results noted above for the quarter ended September 30, 2011. In addition, the Company's historical experience has been that pending completion of the Company's closing procedures, estimates of these components have varied from final results within a reasonably estimable range.

*            *            *

        If you have any questions regarding any of the responses in this letter or Amendment No. 4, please call me at (312) 558-5979.

Respectfully submitted,
/s/ STEVEN J. GAVIN
Steven J. Gavin
Enclosures
cc:	Andrew D. Mason
David R. Schellhase
Matthew F. Bergmann